Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Phixey, Inc.
3000 SW 4 Ave
Fort Lauderdale, FL 33315
Phixey.com

Up to $1,234,998.80 in Common Stock at $1.27
Minimum Target Amount: $14,999.97

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Phixey, Inc.
Address: 3000 SW 4 Ave, Fort Lauderdale, FL 33315
State of Incorporation: FL
Date Incorporated: January 16, 2020

Terms:

Equity

Offering Minimum: $14,999.97 | 11,811 shares of Common Stock
Offering Maximum: $1,234,998.80 | 972,440 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.27
Minimum Investment Amount (per investor): $499.11

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor at Phixey, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 4

Invest $50,000+ within the first 2 weeks and receive 5 lifetime Phixey memberships + 12% bonus shares.

Amount-Based Perks

Tier 1

Invest $1,000+ and receive a free annual Phixey membership for 2 devices.

Tier 2

Invest $5,000+ and receive 2 free annual Phixey memberships for 2 devices each + 7% bonus shares.

Tier 3

Invest $10,000+ and receive free annual Phixey memberships for your entire immediate family up to 6 people + 10% bonus shares.

Tier 4

Invest $20,000+ and 2 lifetime Phixey memberships + 12% bonus shares.

Tier 5

Invest $50,000+ and 5 lifetime Phixey memberships + 15% bonus shares.

Tier 6

Invest $100,000+ and receive 10 lifetime Phixey memberships + 15% bonus shares, and a MEET AND GREET with the CEO and the team at Phixey Headquarters, followed by dinner (travel and lodging included).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Phixey, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.27 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $127. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Phixey is revolutionizing the way individuals protect and care for their cell phones and additional devices. There are 50 million phones fixed yearly, with an average repair cost of $300 a repair, totaling 4 billion dollars annually. The other side of the coin is insurance on cell phones and additional devices, this is a 24 billion-dollar industry, with the average monthly premium on a device between $7 and $40 a month, with deductibles averaging $100. Phixey eliminates all of that with just an annual fee of $19.95. Phixey is a club for cell phones and other devices like AAA is a club for car owners, and with membership comes tremendous benefits, with the number one benefit being if you break your device, Phixey will fix it for free with no deductible. People will never have to pay $300 to get their phone fixed, and will never have to pay monthly premiums, with big deductibles to protect their device. Phixey will majorly disrupt two billion-dollar industries.

Phixey, Inc. was incorporated as a Florida Corporation on January 16th, 2020.

Competitors and Industry

Market

Phixey operates in a dynamic and growing market focused on mobile device protection, which includes insurance and security solutions for smartphones, tablets, laptops, and other mobile devices.

1. Market Size and Growth:

• The global mobile security market was valued at approximately USD 8.37 billion in 2023 and is expected to grow at a compound annual growth rate (CAGR) of 20.5% from 2024 to 2030. This growth is driven by increasing mobile security breaches and the need for data protection in both personal and organizational settings (1)

• The mobile phone insurance market, specifically, was valued at USD 28.74 billion in 2022 and is anticipated to grow at a CAGR of 12.5% from 2023 to 2030. This growth is propelled by the rising incidence of phone theft, accidental damage, and the extended lifecycle of mobile devices (2)

2. Regional Insights:

• North America dominates the market, holding a 38.85% share in the mobile security segment and a projected 33.7% share in the mobile phone insurance market by 2030. This dominance is due to high spending on information security solutions and the widespread adoption of mobile devices across various sectors (3, 4).

3. Market Segmentation:

• The mobile device protection market includes various segments such as network security, data security and encryption, professional services, and managed services. The network security segment led the market in 2023 with a 26.16% revenue share, largely due to the rapid adoption of 5G technology (5).

• Within mobile phone insurance, the physical damage segment holds the highest market share at 38.2%, with theft and loss protection also growing rapidly due to increasing incidents of smartphone theft (6).

4. Key Market Drivers:

• The increasing number of mobile devices and the corresponding rise in security breaches and data theft incidents are primary drivers for the mobile security market. The introduction of advanced technologies like 5G further necessitates robust security solutions .

• The high cost of repairing or replacing premium smartphones, coupled with their susceptibility to damage, drives the demand for mobile phone insurance. Additionally, the limited coverage offered by manufacturer warranties makes insurance plans more attractive to consumers (7)

Overall, the market in which Phixey operates is characterized by rapid growth, driven by technological advancements, increasing security concerns, and the expanding use of mobile devices across various regions and sectors.

Sources

1, 3, 4, 5: https://www.grandviewresearch.com/industry-analysis/mobile-security-market

2, 6, 7. https://www.grandviewresearch.com/industry-analysis/mobile-phone-insurance-market

Competition

Phixey faces competition from several key players in the device protection market. Notable competitors include:

1. Asurion: Known for its comprehensive device protection plans, Asurion offers services for smartphones, tablets, and other electronics with varying deductibles and monthly premiums ranging from $10 to $15.

2. SquareTrade: This company provides protection plans for a variety of devices including smartphones, laptops, and appliances. Their plans typically have deductibles between $25 and $149 and monthly premiums from $9 to $20.

3. AppleCare: Apple's own protection plan, which covers Apple devices, offers deductibles between $29 and $149 with monthly premiums ranging from $8 to $13.

4. Akko: A newer competitor that offers comprehensive coverage for electronics with deductibles between $29 and $99 and monthly premiums from $6 to $15.

5. Progressive: Known for its auto insurance, Progressive also offers device protection plans with a $75 deductible and monthly premiums ranging from $8 to $10.

Phixey differentiates itself by offering a low-cost annual membership of $19.95 with no deductibles or monthly premiums, covering a wide range of devices including smartphones, tablets, laptops, and smartwatches .

Current Stage and Roadmap

Current Stage

We have just completed beta testing, and all systems are 100% operational.

Future Roadmap

We believe that once insurance companies realize that people are not buying insurance anymore because people are buying Phixey memberships instead, these insurance companies have to buy us out. Most of the cell phone insurance companies are owned by bigger companies like Allstate, Progressive, etc...

The Team

Officers and Directors

Name: Daniel M. Daragan

Daniel M. Daragan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, Principal Accounting Officer and Director
  Dates of Service: January, 2020 - Present
  Responsibilities: As the Founder and CEO, Daniel's immediate role is to help raise capital for nationwide exposure. Dan does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Techy
  Title: Director of Business Development
  Dates of Service: May, 2006 - Present
  Responsibilities: To grow and develop the operation and expansion of brick and mortar stores.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a

buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $1,234,998.80 this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our website. Delays or cost overruns in the development of our website and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive.

All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Phixey, Inc. was formed on January 16, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Phixey, Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Phixey is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens or other blockchain assets may also be subject to significant price volatility

The market value of the Tokens and other blockchain assets may be subject to significant fluctuations, which may be caused by various factors beyond our control. The blockchain asset industry, including the Tokens, is relatively new and untested, and its future performance is uncertain. The market prices of blockchain assets, including the Tokens, may be influenced by various factors, such as regulatory actions, market adoption and acceptance, competition, global economic and political developments, and other unforeseeable events. A decline in the price of a single blockchain asset, such as Bitcoin or Ethereum, may cause volatility in the blockchain asset industry and may affect the market value of the Tokens or other blockchain assets. Moreover, the blockchain asset industry is susceptible to cyber-attacks, hacking, fraud, and other malicious activities, which may affect investor or user confidence in the industry and cause market volatility. A security breach or other cybersecurity incident involving the Tokens or other blockchain assets may cause their market value to fluctuate and adversely impact our business operations and financial condition.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel M. Daragan	6,000,000	Common Stock	87.16%

The Company's Securities

The Company has authorized Common Stock, and Series A Convertible Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 972,440 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Convertible Preferred Stock

The amount of security authorized is 8,000,000 with a total of 7,884,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The amount of Series A Convertible Preferred Stock outstanding includes 1,000,000 shares to be issued pursuant to be shares reserved for issuance.

Holders of Series A Convertible Preferred have certain voting, dividend and conversion rights yet to be established.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Convertible Preferred Stock
  Type of security sold: Equity
  Final amount sold: $912,500.00
  Number of Securities Sold: 884,000
  Use of proceeds: Development and Beta Testing
  Date: June 10, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $3,663 compared to $5,101 in fiscal year 2023.

Beta testing has created word-of-mouth marketing.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to$ 0 in the fiscal year 2023.

There is no inventory

Gross Margins

Gross margins for fiscal year 2022 were $0. compared to $0.

There is no inventory.

Expenses

Expenses for fiscal year 2022 were $300,395 compared to $361,843 in fiscal year 2023.

Expenses are for beta testing, ongoing website development & maintenance, payroll, and administration.

Historical results and cash flows:

The Company is currently in the beta testing stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not started our national marketing program. Past cash was primarily generated through our beta testing. Our goal is to begin a national marketing program and expose the masses to the incredible savings and benefits they will incur by becoming a Phixey member.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30th 2024, the Company has capital resources available in the form of cash on hand ($10,929.13), and shareholder funds in the amount of $100,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 1 year. This is based on a current monthly burn rate of $8,000 for expenses related to website maintenance, marketing, payroll, and administration.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 12 years. This is based on a projected monthly burn rate of $8,000 for expenses related to website maintenance, marketing, payroll, and administration.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional funding campaigns with StartEngine.

Indebtedness

- Creditor: Daniel M. Daragan
  Amount Owed: $37,000.00
  Interest Rate: 0.0%

- Creditor: Daniel M. Daragan
  Amount Owed: $9,000.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Daniel M. Daragan

Relationship to Company: Director
Nature / amount of interest in the transaction: On November 9, 2021, the Company started to receive loans from owner, Daniel M. Daragan totaling $37,000 with an interest rate of 0%. This loan is due on demand.
Material Terms: The balance of this loan is $37,000 as of December 31, 2022 and 2023.

- Name of Person: Daniel M. Daragan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On October 4, 2023, the Company started to receive auto loans from owner, Daniel M. Daragan totaling $9,000 with an interest rate of 0%. This loan is due on demand.
  Material Terms: The balance of this loan is $9,000 as of December 31, 2023.

- Name of Entity: Techy, LLC d/b/a Techy & DrPhoneFix
  Names of 20% owners: William Daragan
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Repair stores
  Material Terms: Phixey sends their repairs to Techy.

- Name of Entity: Techy Company LLC d/b/a Experimax
  Names of 20% owners: William Daragan
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Repair stores
  Material Terms: Phixey sends their repairs to Experimax

Valuation

Pre-Money Valuation: $10,012,680.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no options warrants or other securities with a right to acquire shares outstanding. In making this calculation, we have assumed (i) all preferred stock would convert to Common Stock; and (ii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.97 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  5.0%
  We will use 5% of the funds raised to purchase inventory for the Company's products in preparation of expansion and/or launch of the product.

- Company Employment

14.5%

We will use 14.5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, and Customer service. Wages to be commensurate with training, experience, and position.

- Working Capital
  59.0%
  We will use 59% of the funds for working capital to cover expenses for the initial launch, product expansion, marketing, as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at Phixey.com (phixey.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/phixey

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Phixey, Inc.

[See attached]



Phixey, Inc.
(the "Company")
a Florida Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Phixey, Inc. Management

We have reviewed the accompanying consolidated financial statements of Phixey, Inc. (the Company) which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 11, 2024

PHIXEY, INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

| | As of December 31, | |
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	466	177,095
Total Current Assets	**466**	**177,095**
Non-Current Assets:		
Other Non-Current Assets	-	-
Total Non-Current Assets	**-**	**-**
TOTAL ASSETS	**466**	**177,095**
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Card Payable	26,220	13,969
Other Current Liabilities	-	-
Total Current Liabilities	**26,220**	**13,969**
Non-Current Liabilities:		
Notes Payable	46,000	37,000
Loans from Shareholders	-	-
Total Non-Current Liabilities	**46,000**	**37,000**
TOTAL LIABILITIES	**72,220**	**50,969**
EQUITY		
Common Stock	862,500	712,500
Additional Paid In Capital	500	500
Accumulated Deficit	(934,753)	(586,873)
TOTAL EQUITY	**(71,753)**	**126,127**
TOTAL LIABILITIES AND EQUITY	**466**	**177,095**

PHIXEY, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
Membership Sales	5,101	3,663
Gross Profit (Loss)	**5,101**	**3,663**
Operating Expenses		
General and Administrative	157,884	167,831
Marketing Expenses	4,964	31,018
Owner's Salary Expense	110,000	50,000
Payroll Expense	66,886	39,354
Payroll Tax Expense	27,210	15,855
Depreciation Expense	-	-
Total Operating Expenses	**366,944**	**304,058**
Total Loss from Operations	**(361,843)**	**(300,395)**
Other Expenses		
Loss on Crypto Currency Exchange	-	(3,000)
Interest Expense	(25)	-
Other Expense	21,295	-
Other Income	19	-
Total Other Income/Expense	**21,289**	**(3,000)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(340,554)**	**(303,395)**
Net Income (Loss)	**(340,554)**	**(303,395)**

PHIXEY, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	**253,500**	**282,000**	**500**	**(283,478)**	**(978)**
Issuance of Common Stock	430,500	430,500	-	-	430,500
Prior Period Adjustment	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(303,395)	(303,395)
Ending balance at 12/31/22	**684,000**	**712,500**	**500**	**(586,873)**	**126,127**
Issuance of Common Stock	150,000	150,000	-	-	150,000
Prior Period Adjustment	-	-	-	(7,326)	(7,326)
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(340,554)	(340,554)
Ending balance at 12/31/23	**834,000**	**862,500**	**500**	**(934,753)**	**(71,753)**

PHIXEY, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(340,554)	(303,395)
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation Expense	-	-
Credit Card Payable	12,251	13,064
Other	(7,325.94)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,925	13,064
Net Cash provided by (used in) Operating Activities	(335,629)	(290,331)
INVESTING ACTIVITIES		
Investments in Fixed Assets	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Notes Payable	9,000	35,000
Common Stock	150,000	430,500
Net Cash provided by (used in) Financing Activities	159,000	465,500
Cash at the beginning of the period	177,095	1,927
Net cash increase (decrease) for the period	(176,629)	175,169
Cash at end of period	466	177,095

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Phixey, Inc ("the Company") was formed in Florida on January 16th, 2020. The company plans to earn revenue by selling memberships and wireless services to everyone with a cell phone, tablet, laptop, and/or a computer. The Company's headquarters is in Fort Lauderdale, Florida. The company's customers will be located in the United States.

The Company wholly owns Phixey Wireless Corp, a Florida Corporation incorporated on June 17, 2022.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Phixey Wireless Corp.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $177,095 and $466 in cash as of December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a comprehensive annual membership plan to members that combine high-quality cell service with free phone repairs. The Company's payments are generally collected upon initiation of their contract with a member; there is a cancellation policy that is available for the first three (3) days after signing, after this period, no refunds are offered. The Company's primary performance obligation is to provide free device repairs and maintain an acceptable level of wireless service for users over the year-long subscription period. Revenue is recognized over the life of the subscription as performance obligations are satisfied.

Additionally, the Company generates revenues by selling device accessories at discounted prices to their members. The Company's payments are generally collected at the time of purchase. The Company's primary performance obligation is to provide members with functional parts in a reasonable timeframe. Revenue is earned once the accessories have been shipped.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of website development and maintenance costs, bank charges, licenses and permits, office equipment and supplies and automobile payments.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company has allocated 1,000,000 shares of common stock for employee based compensation. As of December 31, 2023, no shares have been granted.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. For the tax years ending 2022 and 2023 respectively, the Company had losses which will be carried over to a future period.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into loans with its owner, Daniel M. Daragan. See Note 5 for details.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On November 9, 2021, the Company started to receive loans from owner, Daniel M. Daragan totaling $37,000 with an interest rate of 0%. This loan is due on demand. The balance of this loan is $37,000 as of December 31, 2022 and 2023.

On October 4, 2023, the Company started to receive auto loans from owner, Daniel M. Daragan totaling $9,000 with an interest rate of 0%. This loan is due on demand. The balance of this loan is $9,000 as of December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with no par value assigned per share. 684,000 shares and 834,000 shares were issued and outstanding as of December 31, 2022 and 2023 respectively.

Voting: Common stockholders are entitled to one vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 11, 2024, the date these financial statements were available to be issued.

As of June 10, 2024, the Company issued an additional 50,000 shares.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Add to Watchlist   Log In

0 MINUTES LEFT ⓘ

GET A PIECE OF PHIXEY

The Phix Is In

Phixey is revolutionizing smart device protection by changing the way the repair and insurance industries operate, saving people hundreds, if not thousands, of dollars per year, positioning Phixey as a potential market disruptor.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

| OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS |

Get Equity
$1.27 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$499.11	$10.01M

REASONS TO INVEST

✓ With Phixey, members pay less than $20 annually. If they ever need a repair, it is provided for free and completed on the same day. Each year, 50M phones are repaired, contributing to a $4B industry.

Insurance for cell phones, tablets, laptops, computers, and wearables is a $24B a-year industry. Phixey protects your

- devices, eliminating the need for insurance by removing monthly premiums and high deductibles.

- With 17 years of expertise in the cell phone repair and accessory industry, management has honed their skills in the field and is ready to disrupt the way the current business model operates.

TEAM



Daniel M. Daragan • Chief Executive Officer, Founder & Director

Through various leadership roles throughout his career, he helped businesses grow from small-scale companies to ones that have international recognition. He played a pivotal role in taking Techy from a single-store operation to a highly successful franchise program with almost 300 stores in 11 countries. In addition was instrumental in developing a relationship with Walmart allowing Techy to open a Techy store in any Walmart throughout the United States that has availability.

Read Less



THE PITCH
Changing Smart Device Repair For Good


CHANGING HOW YOU PROTECT & REPAIR DEVICES
phixey
phixey

HOW IT WORKS


STEP 1
BECOME A PHIXEY MEMBER
STEP 2
ADD MORE DEVICES & SAVE
STEP 3
ENJOY THE PHIXEY BENEFITS

We are not an insurance company; we are a club seeking to disrupt the mobile repair and insurance industry. With 17 years of experience, we understand that 50 million cell phones are repaired each year at an average cost of $300[1], generating over $4 billion annually[2]. Why continue to pay $300 for a cell phone repair when you can pay $19.95 a year and get it fixed for free?

The insurance market for cell phones, tablets, laptops, computers, and wearables is a $24 billion-a-year industry[3]. Why pay an average monthly premium of $15, with an average deductible of $100, when you can get superior protection for $19.95 a year (not a month)?

Almost everyone has a cell phone, tablet, laptop, computer, or wearable, making everyone a potential member.

We believe we can help the economy by saving members money, and by eliminating unnecessary monthly insurance premiums and huge repair bills.

In a world where everyone has a smartphone, we aim to be everywhere.

THE PROBLEM & OUR SOLUTION
Revolutionizing Smart Device Protection

Phixey is transforming the way people protect their smart devices. No monthly premiums, no crazy deductibles—you get the same protection as insurance. Just join the club, and enjoy the benefits.



CELL PHONES AND ELECTRONIC DEVICES BREAK ALL THE TIME
The cost to repair them is beyond expensive
$150 - $800
Avg. cell phone repair price
50 MILLION
Avg. number of phones repaired yearly in the US
$7 - $40
Avg. insurance cost per device per month
$50 - $200
Avg. cost of insurance deductibles per device
THE SOLUTION:
phixey
FREE REPAIRS
$4.95 ACCESSORIES
PHIXEY WIRELESS
WHOLESALE PRICED PRE-OWNED DEVICES

Source

Phixey simplifies and reduces these costs with a single annual fee of $19.95. Similar to how AAA serves car owners, Phixey is a club for smart device owners, offering significant benefits. The most notable perk

is free device repairs with no deductible, ensuring members never have to pay $300 for a phone repair or deal with monthly premiums and high deductibles again.

THE MARKET & OUR TRACTION

Smart Device Protection Redefined

Almost everyone owns a cell phone, often alongside multiple devices. However, despite our reliance on these gadgets, they are notoriously fragile. This fragility has led to a booming repair industry[4], with some cities boasting 10 to 20 repair stores, all thriving on the constant demand for repairs.

In response to the high breakage rates, a $25 billion insurance industry has emerged for smart devices[5]. However, this solution comes with significant drawbacks, including high premiums and deductibles, which increase the overall cost of owning and maintaining these delicate devices. Most people (consumers) do not even realize that they are paying for insurance and that the cost of insurance is built into their monthly bill. Additionally, filing a claim with a cellphone insurance company is often a hassle, typically taking up to five days for repairs. In contrast, Phixey offers same-day FREE repairs, eliminating the wait, reducing the inconvenience, and saving the member money.

WHY PHIXEY?

See how Phixey stands up to similar products

COMPANY	DEDUCTIBLE	AVG.MONTHLY PREMIUM
	$29-$499	$10-$15 per month
	$25-$149	$9-$20 per month
	$29-$149	$8-$13 per month
	$29-$99	$6-$15 per month
	$75.00	$8-$10 per month

phixey

$19.95 PER YEAR (NOT A MONTH)

- ⊗ NO PREMIUMS
- ⊗ NO DEDUCTIBLE
- ✓ ONE FREE REPAIR PER YEAR

The above products may include different benefits or services from the Phixey product.

Customers can be rest assured that their devices are protected for the lowest prices on the market. Our club memberships follow an annual subscription model with automatic renewal for convenience. Additionally, automated upsell features enable members to easily add more devices, under the Multiple Device Discount Program, boosting the average value of each membership



HERE'S WHAT WE'VE DONE SO FAR

TECHNICIANS IN ALL STATES

CLUB MEMBERS IN ALMOST EVERY STATE

GOOD SOCIAL MEDIA PRESENCE

PHIXEY WIRELESS LAUNCHED

Today, Phixey proudly serves club members and has technicians in nearly every state. Our goal is to continue expanding our reach while also partnering with established repair networks to enhance our service offerings.

why invest

Join the Phixey Club



Phixey seeks to revolutionize the way individuals protect and care for their cell phones and other devices. Our mission is to change the smart device repair and insurance industry with our member-centric club that provides benefits not found in the market today. Most people own multiple devices, and these devices break easily. With 17 years in the repair business, we offer unheard-of protection plans, low-cost wireless plans, and below-wholesale accessories to keep devices safe and functional. In other words, **PEACE OF MIND** for all your electronic needs.

Invest in Phixey today and help us disrupt this industry!

ABOUT

HEADQUARTERS
3000 SW 4 Ave
Fort Lauderdale, FL 33315

WEBSITE
View Site

Phixey is revolutionizing smart device protection by changing the way the repair and insurance industries operate, saving people hundreds, if not thousands, of dollars per year, positioning Phixey as a potential market disruptor.

TERMS

Phixey

Overview

PRICE PER SHARE	VALUATION
$1.27	**$10.01M**
DEADLINE ⓘ	FUNDING GOAL ⓘ
Oct. 31, 2024 at 6:32 PM UTC	**$15k - $1.23M**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$499.11	**Equity**
MAX INVESTMENT ⓘ	SHARES OFFERED
$1,234,998.80	**Common Stock**

MIN NUMBER OF SHARES OFFERED
11,811

MAX NUMBER OF SHARES OFFERED
972,440

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$466	$177,095
Cash & Cash Equivalents	$466	$177,095
Accounts Receivable	$0	$0
Short-Term Debt	$26,220	$13,969
Long-Term Debt	$46,000	$37,000
Revenue & Sales	$5,101	$3,663
Costs of Goods Sold	$366,944	$304,058
Taxes Paid	$0	$0
Net Income	-$340,554	-$303,395

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor at Phixey, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 4

Invest $50,000+ within the first 2 weeks and receive 5 lifetime Phixey memberships + 12% bonus shares.

Amount-Based Perks

Tier 1

Invest $1,000+ and receive a free annual Phixey membership for 2 devices.

Tier 2

Invest $5,000+ and receive 2 free annual Phixey memberships for 2 devices each + 7% bonus shares.

Tier 3

Invest $10,000+ and receive free annual Phixey memberships for your entire immediate family up to 6 people + 10% bonus shares.

Tier 4

Invest $20,000+ and 2 lifetime Phixey memberships + 12% bonus shares.

Tier 5

Invest $50,000+ and 5 lifetime Phixey memberships + 15% bonus shares.

Tier 6

Invest $100,000+ and receive 10 lifetime Phixey memberships + 15% bonus shares, and a MEET AND GREET with the CEO and the team at Phixey Headquarters, followed by dinner (*travel and lodging included*).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Phixey, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.27 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $127. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?


REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!


SECURE
Your info is your info. We take pride in keeping it that way!


DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?   ⌃

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?   ^

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs   →



@ 2024 All Rights Reserved





Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center

Terms of Use   Privacy Policy   Disclaimer   Annual Reports   Form CRS   Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

ALEXANDRA (V.O.):

Some days are so life-changing, there's no way you'll ever forget them.

But the day your—

$1,600 iPhone Pro Max with the 48 megapixel ultra wide camera takes a nosedive into oblivion—

ALEXANDRA (REVEAL):

Let's just say, that's a day—and a $300 repair bill—you're gonna wanna forget.

Every 60 seconds, roughly 100 people will damage their devices. That's a staggering 50M repairs a year in America.

Most of us turn to cell phone insurance or dime-a-dozen repair shops because, honestly, what other choice do we have?

If you listen closely, you can actually hear your hard-earned cash going down the drain.

With Phixey, there's finally a better way.

Phixey is like the AAA for your digital life—a membership club that protects your phones, tablets, laptops, computers, and wearables.

For just $19.95 a year, we protect your phone and offer 1 free high-quality repair, as quickly as 45 minutes.

No monthly fees, no crazy deductibles. Just sweet karmic justice for the insurance and repair industries that rake in a combined $28B a year.

At this point, you're probably thinking, "This sounds waaay too good to be true."

But here's where the genius of the Phixey business model shines. The overwhelming majority of people will never need to file a claim.

On average, we estimate that Phixey customers will enroll 3 devices when they realize how much they can save, even though only 15% will never actually need a repair. This drives up our check average—enabling us to easily cover the cost of repairs PLUS offer steep discounts on mobile accessories, certified pre-owned devices, and wireless services.

By dismantling the old way of doing things, we're creating massive value for our customers while adding sales to our bottom line.

You can probably already tell this isn't our first rodeo. Through our sister company, our team of serial entrepreneurs and repair geniuses have spent the last 18 years building an empire of 300+ repair stores across the country—including 100 inside local Walmarts.

Now with Phixey, we've extended this network to include thousands of certified and experienced technicians across the country to ensure the fastest repairs possible.

Which leads us to this raise. We need your help to supercharge our marketing efforts and spread the news to every device owner out there.

Long story short: we aren't just changing the game—we're flipping the entire board. Everyone and anyone is invited to help us swing the wrecking ball.

It's time to say goodbye to overpriced repairs and hello to device protection that actually makes sense.

Which leaves just one question...

Are you in?

Invest in Phixey today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

P20000006976

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only



200437074112

09/25/24--01027--023 **35.00



2024 SEP 25 AM 9:31
SECRETARY OF STATE
TALLAHASSEE FL

COVER LETTER

TO: Amendment Section
Division of Corporations

SUBJECT: _____PHIXEY, INC._____
Name of Corporation

DOCUMENT NUMBER: ___P20000006976_____

The enclosed Articles of Correction and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Bethany L. Schonsheck
_____
Name of Contact Person

Halifax Law Group
_____
Firm/Company

P.O. Box 9357
_____
Address

Daytona Beach, FL 32120
_____
City/State and Zip Code

eservices@halifaxlawgroup.com
_____
E-mail address (to be used for future annual report notification)

For further information concerning this matter, please call:

Ashley Mason   at (__386__) ___492-4880___
_____
Name of Contact Person   Area Code   Daytime Telephone Number

Enclosed is a check for the following amount:

☒ $35.00 Filing Fee   ☐ $43.75 Filing Fee & Certificate of Status

☐ $43.75 Filing Fee & Certified Copy   ☐ $52.50 Filing Fee, Certificate of Status &
                                        Certified Copy

Mailing Address:	**Street Address:**
Amendment Section	Amendment Section
Division of Corporations	Division of Corporations
P.O. Box 6327	The Centre of Tallahassee
Tallahassee, FL 32314	2415 N. Monroe Street, Suite 810
	Tallahassee, FL 32303

ARTICLES OF CORRECTION

For

PHIXEY, INC.
Name of Corporation as currently filed with the Florida Dept. of State

P20000006976
Document Number (if known)

Pursuant to the provisions of Section 607.0124, Florida Statutes.

These articles of correction correct Electronic Articles of Incorporation
(Document Type Being Corrected)

filed with the Department of State on January 16, 2020.
(File Date of Document)

Specify the inaccuracy, incorrect statement, or defect:

Electronic filing does not allow for all information required by Florida Statutes to be designated in Article IV. The number of shares is correct, but it does not specify the classes of shares the corporation is authorized to issue.

2024 SEP 25 AM 9:30

Correct the inaccuracy, incorrect statement, or defect:

I. Classes
  A. Preferred
    i. Series A Convertible - 8,000,000 shares, with dividends and voting rights
  B. Common - 2,000,000 shares, with no dividends and no voting rights

(Signature of a director, president or other officer - if directors or officers have not been selected, by an incorporator - if in the hands of the receiver, trustee, or other court appointed fiduciary, by that fiduciary.)

Daniel Daragan
(Typed or printed name of person signing)

CEO
(Title of person signing)

Filing Fee: $35.00

Electronic Articles of Incorporation
For

P20000006976
FILED
January 16, 2020
Sec. Of State
vherring

PHIXEY, INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

PHIXEY, INC.

Article II

The principal place of business address:

3000 SW 4TH AVENUE
FORT LAUDERDALE, FL. US 33315

The mailing address of the corporation is:

3000 SW 4TH AVENUE
FORT LAUDERDALE, FL. US 33315

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

10,000,000

Article V

The name and Florida street address of the registered agent is:

DAYTONA REGISTERED AGENTS, LLC
444 SEABREEZE BOULEVARD
SUITE 910
DAYTONA BEACH, FL. 32118

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: BETHANY L. SCHONSHECK

P20000006976
FILED
January 16, 2020
Sec. Of State
vherring

Article VI

The name and address of the incorporator is:

HALIFAX LAW GROUP
P.O. BOX 9357

DAYTONA BEACH, FL 32120

Electronic Signature of Incorporator: BETHANY L. SCHONCHECK

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: CEO
DANIEL M DARAGAN
5205 SW 116TH AVENUE
COOPER CITY, FL. 33330 US

Title: P
WILLIAM J DARAGAN
3541 CARLTON LANE
DAVIE, FL. 33330 US

Title: VP
TIMOTHY BONHAM
205 E. 92ND STREET, APT. 19K
NEW YORK, NY. 10128 US

Article VIII

The effective date for this corporation shall be:

01/15/2020

2022 FLORIDA PROFIT CORPORATION AMENDED ANNUAL REPORT

DOCUMENT# P20000006976

Entity Name: PHIXEY, INC.

Current Principal Place of Business:

3000 SW 4TH AVENUE
FORT LAUDERDALE, FL 33315

FILED
Aug 24, 2022
Secretary of State
0851502009CC

Current Mailing Address:

3000 SW 4TH AVENUE
FORT LAUDERDALE, FL 33315 US

FEI Number: 84-4725082

Certificate of Status Desired: No

Name and Address of Current Registered Agent:

DAYTONA REGISTERED AGENTS
444 SEABREEZE BOULEVARD
SUITE 890
DAYTONA BEACH, FL 32118 US

The above named entity submits this statement for the purpose of changing its registered office or registered agent, or both, in the State of Florida.

SIGNATURE: BETHANY L. SCHONSHECK — 08/24/2022

Electronic Signature of Registered Agent — Date

Officer/Director Detail :

Title	CEO
Name	DARAGAN, DANIEL M
Address	5205 SW 116TH AVENUE
City-State-Zip:	COOPER CITY FL 33330

I hereby certify that the information indicated on this report or supplemental report is true and accurate and that my electronic signature shall have the same legal effect as if made under oath; that I am an officer or director of the corporation or the receiver or trustee empowered to execute this report as required by Chapter 607, Florida Statutes; and that my name appears above, or on an attachment with all other like empowered.

SIGNATURE: DANIEL DARAGAN/BLS — CEO — 08/24/2022

Electronic Signature of Signing Officer/Director Detail — Date